Benetton Group
2003 half-year report

UNITED COLORS
OF BENETTON.

Benetton Group S.p.A.
Villa Minelli
Ponzano Veneto (Treviso) - Italy
Share capital: euro 236,026,454.30 fully paid-in
Tax ID/Treviso Company register: 00193320264

THE
BENETTON
GROUP

DIRECTORS'
REPORT

CONSOLIDAT
ED
FINANCIAL
STATEMENTS

EXPLANATOR
Y NOTES

SUPPLEMENT
ARY
STATEMENTS

INDEPENDEN
T AUDITROS'
REPORT

Index

3 THE BENETTON GROUP

DIRECTORS' REPORT

CONSOLIDATED FINANCIAL STATEMENTS

EXPLANATORY NOTES

SUPPLEMENTARY STATEMENTS

INDEPENDENT AUDITROS' REPORT

Directors and other officers

Board of Directors

Luciano Benetton	Chairman
Carlo Benetton	Deputy Chairman
Silvano Cassano	Managing Director
Giuliana Benetton	Directors
Gilberto Benetton	
Alessandro Benetton	
Reginald Bartholomew	
Luigi Arturo Bianchi	
Sergio De Simoi	
Gianni Mion	
Ulrich Weiss	
Pierluigi Bortolussi	Secretary to the Board

Board of Statutory auditors

Angelo Casò	Chairman
Filippo Duodo	Auditors
Dino Sesani	
Antonio Cortellazzo	Alternate auditors
Marco Leotta	

Independent auditors

Deloitte & Touche S.p.A.

Financial highlights

Key operating data (millions of euro)	1st half 2003	%	1st half 2002	%	Change	%	Year 2002	%
Revenues	969	100.0	1,002	100.0	(33)	(3.2)	1,992	100.0
Cost of sales	554	57.2	549	54.8	5	1.0	1,124	56.4
Gross operating income	415	42.8	453	45.2	(38)	(8.3)	868	43.6
Income from operations	130	13.4	135	13.5	(5)	(3.8)	243	12.2
Net income/(loss)	50	5.2	60	6.0	(10)	(15.4)	(10)	(0.5)

Key financial data (millions of euro)	06.30.2003	12.31.2002	06.30.2002
Working capital	777	798	846
Assets due to be sold	9	114	-
Net capital employed	1,703	1,768	1,931
Net indebtedness	571	613	702
Shareholders' equity	1,117	1,141	1,215
Self-financing	157	349	188
Capital expenditures in tangible and intangible fixed assets	91	169	85

Share and market data	06.30.2003	12.31.2002	06.30.2002
Shareholders' equity per share (euro)	6.16	6.29	6.71
Period end share price (euro)	9.04	8.50	11.82
Screen-based market: high (euro)	9.59	15.90	15.90
Screen-based market: low (euro)	5.90	8.50	11.70
Market capitalization (thousands of euro)	1,641,292	1,543,068	2,146,025
Average no. of shares outstanding (1)	181,341,018	181,341,018	181,157,856
Number of shares outstanding	181,558,811	181,558,811	181,558,811

(1) Net of treasury shares held during the period

Employees	06.30.2003	12.31.2002	06.30.2002
Total number	6,833	7,284	7,594

5 THE BENETTON GROUP

DIRECTORS' REPORT

CONSOLIDATED FINANCIAL STATEMENTS

EXPLANATORY NOTES

SUPPLEMENTARY STATEMENTS

INDEPENDENT AUDITROS' REPORT

Directors' report

The new approach

Having completed the disposal of the sports brands, the arrival in May 2003 of the new management team lead by Silvano Cassano, managing director, represents the first step in refocusing the Benetton Group on its core business of clothing, honing its competitive edge and continuing the dynamic expansion of activities. New management, including the Finance, Marketing, Production, Sales, Human Resources and Product directors, has begun to elacorate a long-term development plan which will be presented to the international markets in December 2003.

Economic results

Consolidated revenues for the first half of 2003 were 969 million euro, compared with 1,002 million euro in the comparative period of 2002. This reduction was principally due to major currency impact linked to the US dollar and the yen. Excluding this effect, sales would have been in line with those of the prior period.

Net income was about 50 million euro, amounting to 5.2% of revenues, compared with 60 million euro in the first half of 2002; normalized net income for the period was 73 million euro.

Gross operating income was 415 million euro versus 453 million euro in the comparative period of 2002. Income from operations, 130 million euro, was 13.4% of sales (13.5% in the first half of 2002). Ordinary income (income from operations plus net financial charges and the foreign exchange gains/losses) was 122 million euro, rising one point as a percentage of revenues with respect to the first half of 2002.

Group self-financing totaled 157 million euro, down from 188 million euro in the first half of 2002. Shareholders' equity as of June 30, 2003 amounted to 1,117 million euro.

Net indebtedness amounts to 571 million euro (compared with 702 and 613 million euro, respectively, as of June 30 and December 31, 2002). This improvement largely reflects the effect of the sports equipment brands disposal.

Brands and markets

A "Market analysis" department has been created within the Marketing function with a view to positioning the United Colors of Benetton, Sisley, Playlife and Killer Loop brands in a more precise and distinctive fashion. The intention is to translate their international renown into improved opportunities for growth in the various markets.

Efforts have continued to delocalize manufacturing within Europe, particularly in the east, and Tunisia, where a project has been launched to double production capacity over the next two years.

Technology

Installation of SAP was progressed during the first half of 2003, in order to integrate on one on-line technological platform all the clothing-business processes of the various companies within the Benetton Group. The overall project has been subdivided into parallel sub-projects, coordinated to ensure final integration, covering: sales, central production, distribution, indirect purchasing and finance, as well as the foreign manufacturing locations.

Capital expenditures

During the first half of 2003 the Group invested over 91 million euro in fixed assets, compared with 85 million for the same period in 2002. Most investments went into the retail network; the Group spent 73 million euro on the purchase, modernization and upgrading of buildings that will house megastores. Production investments came to 11 million euro and mainly concerned the Group's italian manufacturing companies.

Communication

Once again, the worldwide 2003 communications campaign for United Colors of Benetton has made the ability and experience of the Group available to an important humanitarian organization for communications on social issues. *Food for life*, devised and implemented by Fabrica together with the WFP-World Food Programme (the largest international aid organisation for the relief of hunger), reminds us that, beyond personal survival, food represents an important driver for both peace and the social and economic development of emerging nations. This project also included a special edition of Colors and a volume published by Electa on the anthropological and artistic aspects of food.

Supplementary information

Distribution of dividends. The Shareholders of Benetton Group S.p.A. voted on May 12, 2003 to distribute a dividend of 0.35 euro per share, for a total of 63,545 thousand euro.

Financial management. The Group has always reserved a particular attention for trends in the financial markets, especially the direction taken by interest and exchange rates. It handles financial risks by constantly monitoring its exchange and interest rate positions, which it actively manages in keeping with budget objectives.
Financial management during the semester benefited from the effects of the sports equipment business disposal and the general reduction in interest rates. These factors improved the level of Group indebtedness and lowered net financial charges.

Treasury shares. During the period, Benetton Group S.p.A. neither bought nor sold any treasury shares, shares or quotas in parent companies, either directly or indirectly or through subsidiaries, trustees or other intermediaries.

Relations with the Parent Company and its subsidiaries. The Benetton Group had limited trading dealings with Edizione Holding S.p.A. (the Parent Company), with its subsidiaries and with other parties which, directly or indirectly, are linked by common interests with the majority Shareholder. Trading relations with such parties are conducted on an arm's-length basis. These transactions relate primarily to purchases of tax credits and services.

The relevant totals appear below:

(thousands of euro)	06.30.2003	06.30.2002
Accounts receivable	1,241	1,344
Accounts payable	3,917	13,515
Purchases of raw materials	2,469	2,931
Other costs and services	7,496	7,172
Sales of products	75	91
Revenue from services and other income	308	251

The Group has undertaken some transactions, mainly relating to manufacturing activities, with companies directly or indirectly controlled, or in any case under the influence of managers serving within the Group. The Company's management believes that such transactions were completed at going market rates. The total value of such transactions was not, in any case, significant in relation to the Group's total production value. No Director, Manager, or Shareholder is a debtor of the Group.

Directors. The Company's directors as of June 30, 2003 are as follows:

Name and Surname	Date of birth	Appointed	Position
Luciano Benetton	05.13.1935	1978	Chairman
Carlo Benetton	12.26.1943	1978	Deputy Chairman
Silvano Cassano	12.18.1956	2003	Managing Director
Giuliana Benetton	07.08.1937	1978	Director
Gilberto Benetton	06.19.1941	1978	Director
Alessandro Benetton	03.02.1964	1998	Director
Gianni Mion	09.06.1943	1990	Director
Ulrich Weiss	06.03.1936	1997	Director
Reginald Bartholomew	02.17.1936	1999	Director
Luigi Arturo Bianchi	06.03.1958	2000	Director
Sergio De Simoi	05.23.1945	2003	Director

Luciano Benetton, Gilberto Benetton, Carlo Benetton are brothers; Giuliana Benetton is their sister; Alessandro Benetton is Luciano Benetton's son.

Principal organizational and corporate changes. In January 2003 the Benetton Group reached an agreement with the Tecnica group for the sale of the business relating to the Nordica brand. The sale took effect from February 1, 2003. The overall price for the transaction was determined from a valuation of all the components comprising the business. The value of intellectual property alone, including the Nordica trademark, was fixed at 38 million euro. Collection will take place in six-monthly installments over 5 years, starting in 2004. Under this agreement, Benetton Group S.p.A. has acquired 10% of Tecnica S.p.A.'s share capital with a guaranteed put (sale) option exercisable from February 1, 2008, as well as a call (repurchase) option exercisable by Tecnica S.p.A. between February 1, 2006 and January 31, 2008. This acquisition is valued at 15 million euro.
At the end of March, the Group also formalized the sale of the Prince and Ektelon brands to Lincolnshire Management Inc., a U.S. private equity fund. The consideration for the sale of these brands and the associated intangible fixed assets amounts to 36.5 million euro, of which 10 million euro was received on April 30, the sale's completion date; the remaining 26.5 million euro will be received in January 2004.
Again during March 2003, the Benetton Group signed a binding preliminary agreement for the sale of the Rollerblade trademark to Prime Newco, a company within the Tecnica Group. This transaction was formalised at the end of June with the receipt, collected in full on the contract date, of 20 million euro just for the Rollerblade trademark. Other components of the business and the entire interest in the Swiss subsidiary, Benetton Sportsystem Schweiz A.G., subject to separate valuations, were also transferred at the same time. As additional consideration for the transfer of know-how, the Group will also receive 1.5% of Rollerblade's sales for the next five years, with a minimum guaranteed payment of 5 million euro; the results of operations during the first six months of 2003 have been attributed to the Group.
With regard to manufacturing activities, a new company has been formed in Tunisia under the name of Benetton Manufacturing Tunisia S.à. r.l., as part of the project to delocalize production.
The liquidation of Benest Ltd., a dormant company previously based in Moscow, was completed during the period.

Significant events after June 30, 2003. There are no significant events to report, except for the continuation or completion of the matters discussed in the preceding paragraph.

8 THE BENETTON GROUP

DIRECTORS' REPORT

CONSOLIDATED FINANCIAL STATEMENTS

EXPLANATORY NOTES

SUPPLEMENTARY STATEMENTS

INDEPENDENT AUDITROS' REPORT

Outlook for the full year. As already mentioned, new management expects to present a long-term development plan for the Group to the international markets by the end of the year.

At the same time, a corporate reorganization has been planned in order to devolve operating activities to dedicated legal entities that are closer to the market, and to adjust the corporate and operating structure in line with the Group's new strategic guidelines. These steps will enhance the competitiveness and efficiency of the individual operating activities.

Results for the full year and net sales, in particular, will be influenced by two main factors: our price containment policy, due to increased competitive pressures, and the higher volume of sales. Revenues are expected to be in line with those for 2002, taking into consideration the exchange rate effect and the disposal of the sports equipment business.

On a consolidated basis, normalized net income for the year is expected to match, at least, the normalized results for 2002 (128 million euro).

Capital expenditure in 2003, principally focused on the project to develop the commercial network, is expected to be in line with the prior year.

In comparison with 2002, net indebtedness is expected to fall significantly as a consequence of the cash flow generated in the current year, partly from the various disposals in the sports sector.

Group results

Consolidated statement of income. The highlights of the Group's statement of income are presented below, together with those for the same period of last year. They are based on the reclassified statement of income adopted for internal reporting purposes.

(millions of euro)	1st half 2003	%	1st half 2002	%	Change	%
Revenues	969	100.0	1,002	100.0	(33)	(3.2)
Cost of sales	(554)	(57.2)	(549)	(54.8)	(5)	1.0
Gross operating income	415	42.8	453	45.2	(38)	(8.3)
Variable selling costs	(58)	(5.9)	(61)	(6.1)	3	(4.2)
Contribution margin	357	36.9	392	39.1	(35)	8.7
General and administrative expenses	(227)	(23.5)	(257)	(25.6)	30	(11.7)
Income from operations	130	13.4	135	13.5	(5)	(3.8)
Foreign currency gain, net	10	1.0	0	0.0	10	n.s.
Financial charges, net	(17)	(1.8)	(19)	(1.9)	2	(11.5)
Ordinary income	122	12.6	116	11.6	6	5.8
Other expenses, net	(27)	(2.8)	(8)	(0.8)	(19)	n.s.
Income before taxes	95	9.8	108	10.8	(13)	(11.5)
Income taxes	(44)	(4.5)	(48)	(4.8)	4	(7.1)
Minority interests income	(1)	(0.1)	(0)	0.0	(1)	n.s.
Net income	50	5.2	60	6.0	(10)	(15.4)

Revenues for the first half of 2003 were about 33 million euro (-3.2%) lower than in the same period in 2002. This fall was heavily affected by exchange rate movements, particularly with regard to the dollar and the yen, with an impact at a consolidated level of more than 34 million euro. Excluding this effect, consolidated sales would have been in line with those for the comparative period in 2002.

The cost of sales edged from 549 million to 554 million euro, representing 57.2% of net sales compared with 54.8% in the first half of 2002. This trend, particularly influenced by the growth in casual wear, reflects the higher volume of sales and increased costs associated with the enrichment of the product.

Gross operating income represents 42.8% of net revenues, down from 45.2% previously; this effect was caused by the exchange rate impact and by a different product-mix in the casual wear collections.

Variable selling costs totaled 58 million euro or 5.9% of sales, compared with 6.1% in 2002. This improvement was mostly due to lower costs in the casual sector.

General and administrative expenses decreased by around 30 million euro (-11.7%) with respect to the comparative period of last year. Accordingly, they have improved from 25.6% to 23.5% of net sales. Lower costs mainly reflect the disposal of the sports equipment business, with consequent benefits regarding depreciation, payroll costs and the other general expenses of that sector; the casual wear business has also reported a significant reduction in general expenses, which fell by 3% with respect to the first half of 2002.

Income from operations recovered as a result of lower general expenses and overheads, representing 13.4% of net revenues compared with 13.5% in the prior year. The results from currency management also improved as a result of exchange rate movements during the period.

Net financial charges fell to 17 million euro, or 1.8% of sales; this was principally due to lower average indebtedness and to the effect of lower interest rates.

As a result, the ordinary income improved from 116 to 122 million euro, representing 12.6% of consolidated net sales.

Other charges reflect extraordinary events that took place in the period, such as acceptance of the tax amnesty by Italian companies and the adjustment to current values of certain assets connected with the management of the sales network; these events had a marked effect on net income for the period which amounted to about 50 million euro, or 5.2% of sales, compared with 60 million euro in the first half of 2002. Normalized net income, after eliminating the effect of extraordinary charges, amounted to 73 million euro or 7.6% of net sales.

Revenues by geographical area are as follows:

(millions of euro)	1st half 2003	%	1st half 2002	%	Change	%
Euro area	697	71.9	702	70.0	(5)	(0.8)
The Americas	74	7.6	95	9.5	(21)	(22.2)
Asia	79	8.2	81	8.1	(2)	(2.1)
Other areas	119	12.3	124	12.4	(5)	(3.4)
Total	969	100.0	1,002	100.0	(33)	(3.3)

Sales by geographic area reflect the adverse impact on the foreign markets of exchange rate movements. In particular, the dollar area has penalized the results for the semester.

Performance by activity. The Group's activities are traditionally divided into three sectors to provide the basis for effective administration and adequate decision-making by company management, and to supply accurate and relevant information about company performance to financial investors.
The business sectors are as follows:
- the casual wear sector, representing the Benetton brands (United Colors of Benetton, Undercolors and Sisley), which also incorporates complementary products, such as accessories and footwear, as well as figures for the retail business;
- the sportswear and equipment sector, with the Playlife, Nordica, Prince, Rollerblade and Killer Loop brands; the contribution made in this area by the various brands was not consistent during period, since Nordica, Prince and Rollerblade contributed for one, four and six months, respectively, to the Group's results;
- the manufacturing and others sector, including sales of raw materials, semi-finished products, industrial services and revenues and expenses from real estate activity.
Information regarding the "casual wear" and "manufacturing and other" sectors for 2002 has been appropriately reclassified to eliminate intercompany effects, in order to reflect the real contribution made by each sector to the consolidated results.

• Results of the casual wear sector

(millions of euro)	1st half 2003	%	1st half 2002	%	Change	%
Sector total revenues	783	100.0	800	100.0	(17)	(2.2)
Cost of sales	(421)	(53.8)	(408)	(51.0)	(13)	3.1
Gross operating income	362	46.2	392	49.0	(30)	(7.7)
Selling, general and administrative expenses	(237)	(30.2)	(244)	(30.5)	7	(3.0)
Income from operations	125	16.0	148	18.5	(23)	(15.4)

Sector revenues decreased by 2.2%. Excluding the adverse impact of exchange rate movements, the revenues of the casual wear sector would have increased by 0.6% and, accordingly, would have been in line with the prior year; the action taken by the Group to contain prices in order to combat competitive pressures is relevant in this context. Cost of sales has increased as a percentage of net revenues due to both the higher volume of production and increased costs connected with the enrichment of the product. Gross margin has eased from 49% to 46.2% of sales.
Selling, general and administrative expenses have decreased following implementation of an incisive cost containment plan.

Income from operations, 125 million euro, represents 16% of net sales.

- Results of the sportswear and equipment sector

(millions of euro)	1st half 2003	%	1st half 2002	%	Change	%
Sector total revenues	120	100.0	136	100.0	(16)	(12.1)
Cost of sales	(80)	(66.7)	(87)	(63.8)	7	(8.1)
Gross operating income	40	33.3	49	36.2	(9)	(19.2)
Selling, general and administrative expenses	(38)	(31.8)	(65)	(47.9)	27	(41.6)
Income from operations	2	1.5	(16)	(11.7)	18	n.s.

The sports sector was influenced by the disposal of the sports equipment business; lower sales during the period were also due to the exchange rate movements which penalized the Group, contributing 8.1% out of the 12.1% total change in revenues.

Gross operating income of 40 million euro represents 33.3% of sales.

Income from operations benefited from the absence of depreciation and other selling, general and administrative expenses associated with the business disposals.

- Results of the manufacturing and others sector

(millions of euro)	1st half 2003	%	1st half 2002	%	Change	%
Sector total revenues	66	100.0	65	100.0	1	2.1
Cost of sales	(54)	(80.1)	(54)	(82.1)	-	-
Gross operating income	12	19.9	11	17.9	1	13.4
Selling, general and administrative expenses	(9)	(16.0)	(8)	(13.8)	(1)	18.2
Income from operations	3	3.9	3	4.1	-	(2.9)

The sales of the manufacturing sector were slightly better than in the prior period. Gross operating income represents 19.9% of total sales, compared with 17.9% in the first half of 2002. Income from operations was essentially stable.

Financial situation - highlights. The Group's financial position is summarised below on a comparative basis with the situation at the end of 2002:

(millions of euro)	06.30.2003	12.31.2002	Change	06.30.2002
Working capital	777	798	(21)	846
Asset due to be sold	9	114	(105)	-
Total capital employed	1,703	1,768	(65)	1,931
Net indebtedness	571	613	(42)	702
Shareholders' equity	1,117	1,141	(24)	1,215
Minority interests	15	14	1	14

Consistent with the situation as of December 31, 2002, the effect of restructuring the sports equipment sector, representing the total realizable value of the assets to be sold, has been shown separately from working capital. The decrease since December represents the value of the businesses already sold regarding the Nordica, Prince and Rollerblade trademarks, following implementation of the related sale contracts. The balance represents the disposal value agreed during the first half of 2003 of real estate belonging to a foreign subsidiary that is used in the business sold.

Compared with the situation as of December 31, 2002, working capital has decreased by about 21 million euro to 777 million euro. This reduction mainly reflects lower inventories of about 27 million euro, partly due to the disposal of the sports equipment sector.

Working capital has decreased by 69 million euro since June 30, 2002, of which about 48 million euro relates to the core business and 21 million euro to the disposal of the sports equipment business.

Total capital employed has decreased from 1,768 million euro to 1,703 million euro due to the combined effect of various factors, such as additions to tangible, intangible and financial fixed assets, net of disposals.

Cash flows during the half-year are summarized below with comparative figures for the same period of last year:

(millions of euro)	1st half 2003	1st half 2002
Self-financing	157	188
Change in working capital	(22)	(45)
Net operating investments	(79)	(82)
Disposal of the sports equipment sector	119	-
Purchase and sale of financial fixed assets, net	(37)	2
Payment of dividends	(64)	(75)
Payment of taxes	(40)	(61)
Net financial (requirements)/surplus	34	(73)

The self-financing generated by the Group as of June 30, 2003 amounted to 157 million euro, compared with 188 million euro in the first half of 2002.

The sale of the sports equipment business was a significant element of total disposals during the period.

Further information of an economic and financial nature is provided in the financial statements and explanatory notes.

Consolidated financial statements

Balance sheet - Assets

(thousands of euro)

			06.30.2003	12.31.2002	06.30.2002
B		Fixed assets			
I		Intangible fixed assets			
	1	start-up expenses	8,362	10,835	13,516
	3	industrial patents and intellectual property rights	1,633	2,276	2,598
	4	concessions, licenses, trademarks and similar rights	25,732	26,621	189,670
	5	goodwill and consolidation differences	95,330	99,093	118,269
	6	assets under construction	7,661	5,396	9,330
	7	other intangible fixed assets	100,670	110,775	109,680
		Total intangible fixed assets	**239,388**	**254,996**	**443,063**
II		Tangible fixed assets			
	1	real estate	531,112	503,718	500,736
	2	plant and machinery	98,307	101,020	110,296
	3	industrial and commercial equipment	1,633	3,832	7,083
	4	other assets	72,420	80,337	80,642
	5	assets under construction and advances to suppliers	14,931	17,033	13,220
		Total tangible fixed assets	**718,403**	**705,940**	**711,977**
III		Financial fixed assets			
	1	equity investments in:			
		a. subsidiary companies	1	1	1
		b. associated companies	5	5	5
		d. other companies	16,959	2,089	2,099
		Total equity investments	16,965	2,095	2,105
	2	accounts receivable due from:			
		d. third parties:			
		- within 12 months	33,491	6,485	7,106
		- beyond 12 months	48,635	32,730	18,743
		Total accounts receivable due from third parties	82,126	39,215	25,849
	3	other securities	10	10	70,174
		Total financial fixed assets	**99,101**	**41,320**	**98,128**
		Total fixed assets	1,056,892	1,002,256	1,253,168

			06.30.2003	12.31.2002	06.30.2002
C		Current assets			
I		Inventories			
	1	raw materials, other materials and consumables	123,808	109,449	122,730
	2	work in progress and semi-manufactured products	49,964	61,729	69,103
	4	finished goods and goods for resale	83,308	113,069	142,233
	5	advance payments to suppliers	464	178	478
		Total inventories	**257,544**	**284,425**	**334,544**
II		Accounts receivable			
	1	trade receivables:			
		- within 12 months	825,800	793,861	867,971
		- beyond 12 months	3,096	3,523	2,715
		Total trade receivables	828,896	797,384	870,686
	2	subsidiary companies	44	-	2,871
	3	associated companies	364	340	40
	4	parent company	141	496	12
	5	other receivables:			
		- within 12 months	143,334	122,387	82,600
		- beyond 12 months	5,465	7,217	7,930
		Total other receivables	148,799	129,604	90,530
	6	assets due to be sold	9,315	113,886	-
		Total accounts receivable	**987,559**	**1,041,710**	**964,139**
III		Financial assets not held as fixed assets			
	4	other investments	-	-	626
	6	other securities	26,996	26,291	36,383
	7	other financial receivables	44,571	66,985	3,848
	8	differentials on forward transactions within 12 months	5,755	8,740	12,977
		Total financial assets not held as fixed assets	**77,322**	**102,016**	**53,834**
IV		Liquid funds			
	1	bank and post office deposits	175,611	132,149	104,115
	2	checks	51,696	58,230	44,580
	3	cash in hand	313	349	413
		Total liquid funds	**227,620**	**190,728**	**149,108**
		Total current assets	1,550,045	1,618,879	1,501,625
D		Accrued income and prepaid expenses	26,629	22,009	40,090
TOTAL ASSETS			2,633,566	2,643,144	2,794,883

Balance sheet - Liabilities and Shareholders' equity

(thousands of euro)

			06.30.2003	12.31.2002	06.30.2002
A		Shareholders' equity			
	I	Share capital	236,026	236,026	236,026
	II	Additional paid-in capital	56,574	56,574	56,574
	III	Revaluation reserves	22,058	22,058	22,058
	IV	Legal reserve	32,240	32,240	32,239
	VII	Other reserves	719,912	803,536	808,769
	IX	Net income/(loss) for the period	50,488	(9,861)	59,689
		Group interest in Shareholders' equity	**1,117,298**	**1,140,573**	**1,215,355**
		Minority interests	14,433	14,780	13,375
		Total Shareholders' equity	1,131,731	1,155,353	1,228,730
B		Reserves for risks and charges			
	2	taxation	38	8,085	3,080
	3	other	43,223	48,782	16,109
		Total reserves for risks and charges	43,261	56,867	19,189
C		Reserves for employee termination indemnities	50,258	53,430	52,495
D		Accounts payable			
	1	bonds:			
		- within 12 months	-	-	258,228
		- beyond 12 months	300,000	300,000	-
		Total bonds	**300,000**	**300,000**	**258,228**
	3	due to banks:			
		- within 12 months	82,720	87,627	137,138
		- beyond 12 months	502,510	503,401	555,057
		Total due to banks	**585,230**	**591,028**	**692,195**
	4	due to other financial companies:			
		- within 12 months	5,746	5,963	5,791
		- beyond 12 months	23,498	25,865	28,489
		Total due to other financial companies	**29,244**	**31,828**	**34,280**
	5	advances from customers	2,774	2,587	1,823
	6	trade payables:			
		- within 12 months	343,017	336,543	377,290
		- beyond 12 months	134	168	168
		Total due to trade payables	**343,151**	**336,711**	**377,458**
	7	securities issued within 12 months	789	1,077	1,205
	9	due to associated companies	3	-	23

			06.30.2003	12.31.2002	06.30.2002
10	due to parent company		3,839	8	13,168
11	due to tax authorities:				
	- within 12 months		47,132	30,138	29,927
	- beyond 12 months		603	101	131
	Total due to tax authorities		**47,735**	**30,239**	**30,058**
12	due to social security and welfare institutions		5,324	9,250	6,004
13	other payables:				
	- within 12 months		49,051	43,758	47,242
	- beyond 12 months		7,565	1,948	333
	Total other payables		**56,616**	**45,706**	**47,575**
	Total accounts payable		1,374,705	1,348,434	1,462,017
E	Accrued expenses and deferred income				
1	accrued expenses and deferred income		33,611	29,060	32,447
2	premiums on bond issues		-	-	5
	Total accrued expenses and deferred income		33,611	29,060	32,452
	TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		2,633,566	2,643,144	2,794,883

Memorandum accounts

(thousands of euro)

	06.30.2003	12.31.2002	06.30.2002
Fiduciary guarantees granted			
Guarantees	3,111	8,276	5,475
Commitments			
Sale commitments	4,271	2,558	3,111
Purchase commitments	1,595	40,460	27,946
Other			
Currency to be sold forward	646,794	622,191	651,895
Currency to be purchased forward	282,651	250,038	210,413
Notes presented for discount	4,392	7,486	3,067
TOTAL MEMORANDUM ACCOUNTS	942,814	931,009	901,907

Statements of income

(thousands of euro)

		1st half 2003	1st half 2002	Year 2002
A	Value of production			
1	Revenues from sales and services	969,191	1,001,716	1,991,823
2	Change in work in progress, semi-manufactured products and finished goods	(36,505)	23,808	(9,872)
4	Own work capitalized	22	193	865
5	Other income and revenues	27,011	18,948	44,540
	Total value of production	959,719	1,044,665	2,027,356
B	Production costs			
6	Raw materials, other materials, consumables and goods for resale	261,748	288,420	557,222
7	External services	341,008	373,469	709,530
8	Leases and rentals	43,321	39,600	86,932
9	Payroll and related costs:			
	a. wages and salaries	83,604	95,843	182,991
	b. social security contributions	24,554	26,138	49,565
	c. employee termination indemnities	4,572	4,895	9,706
	e. other costs	464	511	909
	Total payroll and related costs	**113,194**	**127,387**	**243,171**
10	Amortization, depreciation and writedowns:			
	a. amortization of intangible fixed assets	21,057	32,476	66,434
	b. depreciation of tangible fixed assets	30,807	34,400	66,431
	c. other writedowns of fixed assets	11,312	1,786	15,877
	d. writedowns of current receivables and of liquid funds	13,550	9,282	23,061
	Total amortization, depreciation and writedowns	**76,726**	**77,944**	**171,803**
11	Change in stock of raw materials, other materials, consumables and goods for resale	(14,500)	(15,603)	(2,245)
12	Provisions to risk reserves	5,034	2,379	16,502
13	Other provisions	6,419	-	25,681
14	Other operating costs	12,519	16,911	38,911
	Total production costs	845,469	910,507	1,847,507
	Difference between production value and costs	114,250	134,158	179,849
C	Financial income and expenses			
15	Income from equity investments	4,013	863	842
16	Other financial income:			
	a. from receivables held as financial fixed assets, other companies	1,206	250	692
	b. from securities held as financial fixed assets not representing equity investments	-	1,240	1,961
	c. from securities included among current assets not representing equity investments	519	1,346	1,988
	d. financial income other than the above			
	- subsidiary companies	42	84	130
	- other companies	112,774	67,897	147,229
	Total financial income other than the above	112,816	67,981	147,359

Total other financial income	**114,541**	**70,817**	**152,000**
Total financial income	**118,554**	**71,680**	**152,842**

		1st half 2003	1st half 2002	Year 2002
17	Interest and other financial expenses from other companies	124,188	92,138	188,416
	Total interest and other financial expenses	**124,188**	**92,138**	**188,416**
	Total financial income and expenses	(5,634)	(20,458)	(35,574)
D	Changes in value of financial assets			
18	Revaluations:			
	c. of securities included among current assets not representing equity investments	8	35	26
	Total revaluations	**8**	**35**	**26**
19	Writedowns:			
	a. of equity investments	-	76	11
	c. of securities included among current assets not representing equity investments	7	409	11
	Total writedowns	**7**	**485**	**22**
	Total changes in value of financial assets	1	(450)	4
E	Extraordinary income and expenses			
20	Income:			
	- gains on disposals	-	11	1,095
	- other	4,781	3,585	9,583
	Total income	**4,781**	**3,596**	**10,678**
21	Expenses:			
	- losses on disposals	907	1,176	1,555
	- taxes relating to prior years	10,762	1,017	1,736
	- other	6,329	6,851	102,675
	Total expenses	**17,998**	**9,044**	**105,966**
	Total extraordinary income and expenses	(13,217)	(5,448)	(95,288)
	Results before income taxes	95,400	107,802	48,991
22	Income taxes	44,281	47,645	57,243
	Income/(loss) before minority interests	51,119	60,157	(8,252)
	Income attributable to minority interests	(631)	(468)	(1,609)
26	Net income/(loss) for the period	50,488	59,689	(9,861)

Statements of changes in Shareholders' equity -
(thousands of euro)

	Share capital	Additional paid-in capital	Surplus from monetary revaluations of assets	Other reserves and retained earnings	Translation differences	Net income/ (loss)	Total
Balance as of December 31, 2002	236,026	56,574	22,058	836,393	(617)	(9,861)	1,140,573
Allocation of 2002 net income to reserves	-	-	-	(9,861)	-	9,861	-
Dividends distributed, as approved at the ordinary Shareholders' meeting on May 12, 2003	-	-	-	(63,545)	-	-	(63,545)
Translation differences arising from foreign financial statements	-	-	-	-	(10,218)	-	(10,218)
Net income for the period	-	-	-	-	-	50,488	50,488
Balance as of June 30, 2003	236,026	56,574	22,058	762,987	(10,835)	50,488	1,117,298

	Share capital	Additional paid-in capital	Surplus from monetary revaluations of assets	Other reserves and retained earnings	Translation differences	Net income	Total
Balance as of December 31, 2001	236,026	56,574	22,058	762,755	15,213	148,077	1,240,703
Allocation of 2001 net income to reserves	-	-	-	148,077	-	(148,077)	-
Dividends distributed, as approved at the ordinary Shareholders' meeting on May 14, 2002	-	-	-	(74,439)	-	-	(74,439)
Translation differences arising from foreign financial statements	-	-	-	-	(10,598)	-	(10,598)
Net income for the period	-	-	-	-	-	59,689	59,689
Balance as of June 30, 2002	236,026	56,574	22,058	836,393	4,615	59,689	1,215,355

Statements of changes in minority interests

(thousands of euro)

	Capital and reserves	Net income	Total
Balance as of December 31, 2002	13,171	1,609	14,780
Allocation of 2002 net income	1,609	(1,609)	-
Share Capital increase	245	-	245
Dividends distributed	(765)	-	(765)
Translation differences	(458)	-	(458)
Net income for the period	-	631	631
Balance as of June 30, 2003	13,802	631	14,433

	Capital and reserves	Net income	Total
Balance as of December 31, 2001	12,908	2,245	15,153
Allocation of 2001 net income	2,245	(2,245)	-
Sale of investments	(1,646)	-	(1,646)
Dividends distributed	(413)	-	(413)
Translation differences	(187)	-	(187)
Net income for the period	-	468	468
Balance as of June 30, 2002	12,907	468	13,375

Statements of cash flows

(thousands of euro)

	1st half 2003	1st half 2002
Cash flow from operating activities		
Income before minority interests	51,119	60,156
Depreciation and amortization	51,864	66,876
Amortization of deferred charges on long-term loans	181	126
Provision for doubtful accounts and other non-monetary charges	28,288	16,481
Provision for income taxes	44,281	47,645
Losses/(Gains) on disposal of assets, investments, net	13,311	3,403
Payment of termination indemnities and use of other reserves	(32,019)	(6,999)
Self-financing	**157,025**	**187,688**
Payment of taxes	(40,503)	(61,041)
Change in accounts receivable	(55,578)	(45,266)
Change in other operating receivables	(40,871)	5,920
Change in inventories	21,526	(37,168)
Change in accounts payable	15,994	(2,482)
Change in other operating payables and accruals	37,371	34,188
Change in working capital	**(21,558)**	**(44,808)**
Net cash flow from operating activities	94,964	81,839
Cash flow from investing activities		
Purchase of tangible fixed assets	(66,554)	(41,414)
Investment in intangible fixed assets	(24,759)	(43,839)
Sales of tangible fixed assets	27,249	8,797
Disposal of intangible fixed assets	99,122	5,433
Net change in investment-related receivables and payables	5,274	(9,532)
Net cash flow from investing activities	40,332	(80,555)
Cash flow from other investing activities		
Purchase of equity investments	(15,000)	-
Sale of investments	3,853	1,959
(Increase)/Decrease in guarantee deposits and treasury shares	(26,289)	(1,587)
Net cash used in other investing activities	(37,436)	372
Payment of dividends	**(64,311)**	**(74,852)**
Net financing (requirement)/surplus	33,549	(73,196)

	1st half 2003	1st half 2002
Cash flow from financing activities		
Change in Shareholders' equity	245	-
Change in short-term borrowing	22,211	(5,341)
Proceeds from issuance of long-term debt	3	50,000
Repayment of long-term debt	(3,631)	(53,983)
Increase in other financial assets	(23,646)	(5,371)
Decrease in other financial assets	4,191	7,453
Chabge in other financial assets from Group subsidiaries	(1,347)	-
Change in lease financing	(2,272)	8,228
	(4,246)	986
Change of liquidity	(42,406)	63,334
Effect of translation adjustments	13,103	8,876
Net cash provided/(used) by financing activities	(33,549)	73,196

Notes to the consolidated financial statements

The consolidated financial statements have been prepared in conformity with chapter III of Legislative Decree no. 127 of April 9, 1991, which implements the EC VII Directive in Italy.

The notes to the consolidated financial statements explain, analyze and, in some cases, supplement the data reported on the face of the financial statements and include information required by article 38 and other provisions of Decree 127/1991. Additional information is also provided in order to present a true and fair view of the financial and operating position of the Group, even where this is not required by specific legislation.

Unless otherwise specified, amounts indicated in these notes are expressed in thousands of euro.

Activities of the Group

Benetton Group S.p.A., the Parent Company, and its subsidiary companies (collectively the "Group") primarily manufacture and market fashion apparel in wool, cotton and woven fabrics, as well as sports equipment, sportswear and casual wear. The manufacture of finished articles from raw materials is primarily undertaken in Italy, partly within the Group and partly using subcontractors, whereas marketing is carried out through an extensive sales network both in Italy and abroad. This network consists of sales representatives and specialty stores that are almost exclusively independently owned.

Form and content of the consolidated financial statements

The consolidated financial statements of the Group include the financial statements as of June 30, 2003 of Benetton Group S.p.A., the Parent Company, and all the Italian and foreign companies in which the Parent Company holds, directly or indirectly, the majority of the voting rights. They also include the accounts of some 50%-owned companies over which the Group exercises a dominant influence.

The companies included within the scope of consolidation are listed in an appendix.

Financial statements of foreign subsidiaries have been reclassified, where necessary, for consistency with the format adopted by the Parent Company. Such financial statements have been adjusted so that they are consistent with the accounting policies referred to below.

A reconciliation between Shareholders' equity and net income as reported in the statutory financial statements of the Parent Company, Benetton Group S.p.A., and the consolidated Shareholders' equity and net income of the Group is presented in the note on Shareholders' equity.

Principles of consolidation

The most significant consolidation principles adopted for the preparation of the consolidated financial statements are as follows:

a. The assets and liabilities of subsidiary companies are consolidated on a line-by-line basis and the carrying value of investments held by the Parent Company and other consolidated subsidiaries is eliminated against the related Shareholders' equity accounts.

b. When a company is consolidated for the first time, any positive difference emerging from the elimination of its carrying value on the basis indicated in a) above, is allocated, where applicable, to the assets of the subsidiary. Any excess arising upon consolidation is accounted for as a consolidation adjustment and is classified as "Goodwill and consolidation differences".

Negative differences are classified within the "Reserve for risks and charges arising on consolidation" if they reflect estimated future losses; otherwise, they are classified as part of the "Consolidation reserve" within Shareholders' equity.

Goodwill is amortized over its estimated useful life.

c. Intercompany receivables and payables, costs and revenues, and all significant transactions between consolidated companies, including the intragroup payment of dividends, are eliminated.

Unrealized intercompany profits and gains and losses arising from transactions between Group companies are also eliminated.

d. The minority Shareholders' interest in the net assets and results for the period of consolidated subsidiaries are classified separately as "Minority interests" in the consolidated balance sheet and as "Income attributable to minority interests" in the consolidated income statement.

e. The financial statements of foreign subsidiaries are translated into euro using period-end exchange rates for balance sheet items and average exchange rates for the period for income statement items.

Differences arising from the translation into euro of foreign currency financial statements are reflected directly in consolidated Shareholders' equity.

Accounting policies

These have been adopted in observance of article 2426 of the Italian Civil Code, also taking account of accounting principles prepared by the Italian Accounting Profession and, in the absence thereof, those issued by the International Accounting Standards Board (I.A.S.B.).

Intangible fixed assets. These are recorded at purchase or production cost, including related charges. The value of these assets may be subject to revaluation in accordance with statutory regulations.

One method for determining the value of intangible fixed assets is to allocate the excess price deriving from investments acquired or other company transactions. This type of allocation is used for excess prices paid for trademarks acquired under these types of operation, on the basis of an independent appraisal.

Intangible fixed assets are written down in cases where, regardless of the amortization accumulated, there is a permanent loss in value. The value of such assets is reinstated in future accounting periods should the reasons for such writedowns no longer apply.

Book value is systematically amortized on a straight-line basis in relation to the residual economic useful lives of such assets. The duration of amortization plans is based on the estimated economic use of these assets.

Normally amortization periods for trademarks fluctuate between ten and fifteen years, while patents are amortized over three years. Goodwill and consolidation differences are amortized over ten years. Leasehold improvements costs are amortized over the duration of the lease contract. Start-up and expansion expenses and other deferred charges are mostly amortized over five years.

Tangible fixed assets. These are recorded at purchase or production cost, revalued where required or permitted by statutory regulations. Cost includes related charges and direct or indirect expenses reasonably attributable to the individual assets. Tangible fixed assets are written down in cases where, regardless of the depreciation accumulated, there is a permanent loss in value. The value of such assets is reinstated in future accounting periods should the reasons for such writedowns no longer apply. Ordinary maintenance costs are fully expensed as incurred. Improvement expenditure is allocated to the related assets and depreciated over their residual useful lives.

Depreciation is calculated systematically on a straight-line basis using rates considered to reflect the estimated useful lives of the assets. In the first year such assets enter into service these rates are halved in consideration of their shorter period of use.

The depreciation rates applied by consolidated companies are as follows:

Real estate	2% - 3%
Plant and machinery	8% - 17.5%
Industrial and commercial equipment	20% - 25%
Molds and dies	25%

Other tangible fixed assets:	
- office and shops furniture, furnishing and electronic machines	12% - 25%
- vehicles	20% - 25%
- aircraft	7%

Accelerated depreciation calculated in the financial statements of Group companies is reversed and the related accumulated deprecation is adjusted as a result.

Assets acquired under finance leases are stated at their fair value at the start of the lease and the capital portion of the lease instalments is recorded as a liability.

Such assets are depreciated over their economic useful lives on the same basis as other tangible fixed assets.

Financial fixed assets. Investments in subsidiaries not consolidated on a line-by-line basis, together with those in associated companies, are accounted for on an equity basis, eliminating the Group's share of any unrealized intercompany profits, where significant.

The difference between the cost and the net equity of investments at the time they were acquired is allocated on the basis described in paragraph b) of the consolidation principles.

Equity investments of less than 20% in other companies are stated at cost, which is written down where there is a permanent loss in value. The original value of these investments is reinstated in future accounting periods should the reasons for such writedowns no longer apply.

Receivables included among financial fixed assets are stated at their estimated realizable value.

Other securities held as financial fixed assets are stated at cost, which is written down where there is permanent loss in value, taking into account any accrued issue premiums and discounts.

Inventories. Inventories are stated at the lower of purchase or manufacturing cost, generally determined on a weighted average cost basis, and their market or net realizable value.

Manufacturing cost includes raw materials and all direct or indirect production-related expenses.

The calculation of estimated realizable value includes any manufacturing costs to be incurred and direct selling expenses. Obsolete and slow-moving inventories are written down in relation to their possibility of employment in the production process or to their net realizable value.

Accounts receivable. These are recorded at their estimated realizable value, net of appropriate allowances for doubtful accounts determined on a prudent basis. Any long-term receivables that include an implicit interest component are discounted using a suitable market rate.

Other securities not held as fixed assets. Such securities are stated at the lower of purchase cost and market value. The original value of these investments is reinstated in future accounting periods should the reasons for such writedowns no longer apply.

Securities acquired subject to resale commitments are recorded at cost and classified among other securities not held as fixed assets. The difference between the spot and forward prices of such securities is recognized on an accruals basis over the duration of the contract.

Accruals and deferrals. These are recorded to match costs and revenues in the accounting periods to which they relate.

Reserves for risks and charges. These reserves cover known or likely losses, the timing and amount of which cannot be determined at period-end. Reserves reflect the best estimate of losses to be incurred based on the information available.

Reserve for employee termination indemnities. This reserve represents the liability of Italian companies within the Group for indemnities payable upon termination of employment, accrued in accordance with labor laws and labor agreements in force. This liability is subject to annual revaluation using the officially-established indices.

Accounts payable. These are stated at face value. The implicit interest component which is included in long-term debt is recorded separately using a suitable market rate.

Transactions in foreign currencies. Transactions in foreign currencies are recorded using the exchange rates in effect at the transaction dates. Exchange gains or losses realized during the period are included in the consolidated income statement.
At the date of the financial statements, the Italian Group companies adjusted receivables and payables in foreign currency to the exchange rates ruling at the period end, booking all resulting gains and losses to the income statement. The exchange gains or losses on forward contracts opened to hedge receivables and payables are booked to the income statement; the discount or premium on these contracts is recorded on an accrual basis.
The value of forward contracts, other than those hedging specific foreign currency assets and liabilities, is restated at period-end with reference to the differential between the forward exchange rates applicable to the various types of contract at the balance-sheet date and the contracted forward exchange rates. Any net losses emerging are charged to the income statement.

Revenue recognition. Revenues from product sales are recognized at the time of shipment to the customer, which also represents the moment when ownership passes.

Expense recognition. Expenses are recorded in accordance with the matching principle.

Income taxes. Current income taxes are provided on the basis of a reasonable estimate of the tax liability for the period, in accordance with applicable local regulations.
The net balance between deferred tax assets and liabilities is also recorded.
Deferred tax assets refer to costs and expenses not yet deductible at period-end, to consolidation adjustments and to the benefit of accumulated tax losses. Deferred tax assets are provided when it was almost certain that they can be recovered in the future.
Deferred tax liabilities refer to transactions where taxation is deferred to future years, such as gains on the disposal of tangible and intangible fixed assets or consolidation adjustments arising from the reversal of accelerated depreciation or lease transactions recorded as finance leases.

Supplementary information

Comparability of financial statement items. Pursuant to article 2423-ter, paragraph 5, of the Italian civil code, the following items as of June 30, 2002 have been reclassified in order to make them consistent and comparable with those as of June 30, 2003 and December 31, 2002:
- B 10 d "Writedowns of current receivables and of liquid funds";
- B 14 "Other operating costs".

Article 2423, paragraph 4, of the Italian Civil Code. Departures from statutory accounting criteria and policies according to the fourth paragraph of article 2423 of the Italian Civil Code have not occurred.

Cash flow. The statement of consolidated cash flows provides information by type of flow and activity. Cash and bank items and readily marketable securities are treated as cash equivalents.

31 THE BENETTON GROUP

DIRECTORS' REPORT

CONSOLIDATED FINANCIAL STATEMENTS

EXPLANATORY NOTES

SUPPLEMENTARY STATEMENTS

INDEPENDENT AUDITROS' REPORT

Comments on the principal asset items

Fixed assets

- **Intangible fixed assets**

(thousands of euro)	06.30.2003		12.31.2002	
	Gross	Net	Gross	Net
Start-up and expansion expenses	17,550	8,362	21,299	10,835
Industrial patents and intellectual property rights	6,259	1,633	13,153	2,276
Licenses, trademarks and similar rights	55,988	25,732	54,136	26,621
Goodwill	110,185	88,458	107,469	91,465
Consolidation differences	17,864	6,872	17,882	7,628
Total goodwill and consolidation differences	128,049	95,330	125,351	99,093
Assets under construction and advance payments	7,661	7,661	5,396	5,396
Expenses related to bond issues and loans	1,724	1,060	2,678	1,240
Costs for the purchase and development of software	23,470	9,023	25,711	11,984
Leasehold improvements	96,295	75,154	103,327	79,990
Other	28,450	15,433	31,284	17,561
Total other intangible fixed assets	149,939	100,670	163,000	110,775
Total	365,446	239,388	382,335	254,996

Start-up and expansion expenses refer for 8,182 thousand euro (10,704 thousand euro as of December 31, 2002) to costs related to the start-up of the retail and e-commerce projects.

Net values of trademarks are as follows:

(thousands of euro)	06.30.2003	12.31.2002
United Colors of Benetton	1,404	1,595
Sisley	255	271
Killer Loop	16,700	17,598
Other	1,624	1,881
Total	19,983	21,345

 "Consolidation differences" of 6,872 thousand euro reflects the residual goodwill emerging from consolidation of the companies acquired, with 2,477 thousand euro attributable to Benetton Sportsystem S.p.A. and the remainder to other European companies. This consolidation difference is amortized over ten years, which is considered appropriate since it is consistent with the accounting policies currently applied in the sector where Group companies operate.

"Assets under construction and advance payments" involve advance payments on preliminary agreements for the purchase of trading companies in Italy, leasehold improvements being made and completion of certain phases on the SAP project

"Leasehold improvements" mainly refer to the cost of restructuring and modernizing shops belonging to third parties, as adjusted to current values.

"Other intangible fixed assets" include the costs incurred to gain early access to premises owned by third parties, which are amortized over the length of the rent contracts; they also include expenses in connection with the purchase of commercial activities.

Movements in the principal intangible fixed asset items during the period were as follows:

(thousands of euro)	Patents	Licenses, trademarks and similar rights	Goodwill and consolidation differences	Leasehold improvements	Other, intangible fixed assets	Total
Net opening balance	2,276	26,621	99,093	79,990	47,016	254,996
Change in the scope of consolidation	-	-	-	-	-	-
Additions	100	1,862	4,443	12,738	5,616	24,759
Disposals	(218)	(31)	(1,367)	(818)	(659)	(3,093)
Amortization	(508)	(2,439)	(5,210)	(5,365)	(7,716)	(21,238)
Translation differences and other movements	(17)	(281)	(1,629)	(11,391)	(2,718)	(16,036)
Net closing balance	1,633	25,732	95,330	75,154	41,539	239,388

- **Tangible fixed assets**

Tangible fixed assets are stated net of accumulated depreciation of 403,691 thousand euro.

Additions made during the first half of 2003 mainly concern the following items:

- investments in real estate for commercial use and the related modernization and upgrading of premises;

- plant, machinery and equipment purchased by Benetton Group S.p.A. and the manufacturing companies to improve the efficiency of their production processes.

The depreciation charge for the period was 30,807 thousand euro.

Movements in the principal tangible fixed asset items during the first half of 2003 were as follows:

(thousands of euro)	Real estate	Plant and machinery	Industrial and commercial equipment	Other assets	Assets under construction and advances to suppliers	Total
Net opening balance	503,718	101,020	3,832	80,337	17,033	705,940
Change in the scope of consolidation	(289)	(8)	-	(114)	-	(411)
Additions	47,624	9,061	109	6,335	3,453	66,582
Disposals	(12,262)	(1,183)	(1,772)	(3,951)	(55)	(19,223)
Depreciation	(8,518)	(11,845)	(535)	(9,909)	-	(30,807)
Translation differences and other movements	839	1,262	(1)	(278)	(5,500)	(3,678)
Net closing balance	531,112	98,307	1,633	72,420	14,931	718,403

Some of the Group's tangible fixed assets are pledged as security for long-term loans from banks and other financial companies. The outstanding balance of such loans is 3,722 thousand euro as of June 30, 2003.

The disposal of "Real estate" includes the reclassification to current assets of a property, belonging to a foreign subsidiary, that will be sold following the formalization of a pre-sale agreement during the period.

Other assets include the following assets acquired under finance leases:

(thousands of euro)	06.30.2003	12.31.2002
Real estate	14,200	14,200
Other assets	147	857
Less - Accumulated depreciation	(1,448)	(1,919)
Total	12,899	13,138

Outstanding capital payments due to lessors as of June 30, 2003, classified as amounts due to leasing companies, are reported in the note "Due to other financial companies".

• **Financial fixed assets**

• Equity investments. Equity investments in subsidiaries mainly relate to foreign trading companies, that are carried at cost or at equity, since they are either not yet operating or are in liquidation at the balance-sheet date.

Other investments primarily represent minority interests in Italian and Japanese retail companies and in a Swiss company.

The change during the period represents the purchase of 10% of the capital of Tecnica S.p.A. for 15,000 thousand euro.

• Accounts receivable

(thousands of euro)	Maturities (in years)				
	Within 1	From 1 to 5	Beyond 5	06.30.2003	12.31.2002
Other receivables:					
- due within 12 months	33,491	-	-	33,491	6,485
- due beyond 12 months	-	25,226	8,567	33,793	16,497
Guarantee deposits	-	-	14,842	14,842	16,233
Total	33,491	25,226	23,409	82,126	39,215

The total as of June 30, 2003, includes 47 thousand euro receivable relating to disposal of the businesses represented by the Nordica and Prince trademarks. Accounts receivable due beyond 12 months include a loan granted to third parties by the Japanese company to support local retail operations.

The residual amount refers to financial receivables earning interest at market rates.

Guarantee deposits as at June 30, mainly include lease contracts stipulated by the Japanese subsidiary.

• Other securities held as financial fixed assets

(thousands of euro)	06.30.2003	12.31.2002
Other	10	10

The balance refers to foreign securities held by the Austrian subsidiary.

Current assets

• **Inventories**

Inventories, 257,544 thousand euro (284,425 thousand euro as of December 31, 2002), recorded net of the related inventory writedown reserve, consist of the following:

(thousands of euro)	06.30.2003	12.31.2002
Raw materials, other materials and consumables	2,300	3,400
Work in progress and semi-manufactured products	1,000	1,000
Finished goods	8,785	13,575
Total	12,085	17,975

The valuation of closing inventories at weighted average cost is not appreciably different from their value at current purchase cost.

- **Accounts receivable**

- Trade receivables. As of June 30, 2003, trade receivables, net of the allowance for doubtful accounts, amount to 828,896 thousand euro (797,384 thousand euro as of December 31, 2002).
The allowance for doubtful accounts amounts to 75,437 thousand euro (72,474 thousand euro as of December 31, 2002). 9,068 thousand euro of this reserve was used during the period. A prudent assessment of the specific and generic collection risks associated with receivables outstanding at period-end has resulted in an additional provision of 13,549 thousand euro to take account of the aging of certain balances and the difficult economic conditions in a number of markets.

- Due from subsidiaries, associated companies and the Parent Company. Accounts receivable from subsidiary companies, amounting to 44 thousand euro, refer to financial receivables, while those from associated companies, amounting to 364 thousand euro, and those from the Parent Company, 141 thousand euro, are trade receivables.

- Other receivables. Other receivables include:
- VAT recoverable from the tax authorities, 14,952 thousand euro (15,974 thousand euro as of December 31, 2002), of which 1,397 thousand euro due beyond 12 months;
- tax credits, 8,772 thousand euro (9,360 thousand euro as of December 31, 2002), of which 287 thousand euro due beyond 12 months;
- other amounts due from tax authorities, 65,785 thousand euro (71,296 thousand euro as of December 31, 2002), of which 388 thousand euro due beyond 12 months. The item includes 58,824 thousand euro resulting from the net balance between deferred tax assets (charges with deferred tax deductibility and carry-forward tax losses) and deferred tax liabilities (primarily the reversal of accelerated depreciation).
- accounts receivable from disposals, 5,964 thousand euro (8,115 thousand euro as of December 31, 2002), of which 618 thousand euro due beyond 12 months.
The remaining amount refers, among others, to advances to agents and receivables for funded projects.

The following table shows total deferred taxes, net:

(thousands of euro)	06.30.2003	12.31.2002
Tax effect of eliminating intercompany profits	5,776	6,842
Tax effect of provisions and costs that will become deductible in future accounting periods	68,110	71,698
Deferred taxes arising on the reversal of accelerated depreciation and the application of finance lease accounting	(20,951)	(20,524)
Deferred taxes on gains taxable over a number of accounting periods	(619)	(3,808)
Tax benefits on accumulated losses	6,547	15,632
Other	(39)	(38)
Total	58,824	69,802

In relation to:

(thousands of euro)	06.30.2003	12.31.2002
- Italian companies	33,643	43,350
- Foreign companies	25,181	26,452
Total	58,824	69,802

- Assets due to be sold. This item relates to the reclassification under current assets of the realizable value of tangible and intangible fixed assets due to be sold as part of the project to restructure the sports segment. The balance of 9,315 thousand euro represents the current value of the assets of businesses to be sold. A description of the operations is given in the "Supplementary information" section of the Directors' report.

- **Financial assets not held as fixed assets**

- Treasury shares. The Company was not holding any treasury shares at the close of the period.

- Other securities

(thousands of euro)	06.30.2003	12.31.2002
Government bonds (B.T.P.) maturing in 2003 at interest rates of 4%	3,153	3,159
Treasury Certificates (C.C.T.) maturing through 2007 and 2010 at interest rate between 2.7% and 3%	18,578	13,279
Amex European Sch. Term. Euro	824	-
Gestielle bt Euro	604	-
Sinopia Alternactiv Eur	-	593
Treasury Certificates (CTZ) maturing through 2003 and 2004	-	4,723
PFIF Euro Cash Plus	-	1,541
Morgan Fund-Short Maturity Euro	1,513	1,417
SCH Euro Short Term A Euro	2,324	1,579
Total	26,996	26,291

The book value of securities held did not require adjustment following comparison with their market value, as represented by their average prices during the last month of the period.

- Other financial receivables. These mainly consist of short-term financing granted to third parties by Benetton Gesfin S.p.A. for the temporary employment of liquidity.

- Differentials on forward transactions

(thousands of euro)	06.30.2003	12.31.2002
Differentials on forward transactions	5,755	8,740

In first half 2003, as in prior years, the proceeds of future sales were sold forward in order to optimize exchange risk management associated with the retail activities of certain Group companies, especially Benetton Group S.p.A. Forward contracts and other currency hedges have been put in place with maturities in first half 2004. Part of these contracts, totalling 26,802 thousand euro, was subsequently renegotiated, and the related positive differentials amounting to 939 thousand euro, will be collected in 2004.
Such differentials, being highly liquid, are classified among current assets.

- **Liquid funds**

(thousands of euro)	06.30.2003	12.31.2002
Current account deposits (euro)	43,548	54,354
Current account deposits (foreign currency)	20,153	34,553
Time deposits (euro)	110,506	40,737
Time deposits (foreign currency)	1,404	2,505
Checks	51,696	58,230
Cash in hand	313	349
Total	227,620	190,728

Average interest rates reflect market returns for the various currencies concerned.

The balance of cash and checks as of June 30, 2003 reflects the significant level of receipts from customers at the period end. Deposits in euro reflect the liquidity of the Group's finance companies.

Accrued income and prepaid expenses

(thousands of euro)	06.30.2003	12.31.2002
Accrued income:		
- financial income	5,483	5,448
- other income	1,272	229
Total accrued income	6,755	5,677
Prepaid expenses:		
- financial charges	77	185
- rentals and leasing charges	11,411	9,778
- advertising and sponsorships	252	506
- taxes	3,289	3,689
- other expenses	4,548	1,807
- discount of bond	297	367
Total prepaid expenses	19,874	16,332
Total	26,629	22,009

Accrued financial income mainly relates to interest deriving from temporary investments.

In previous years, the Group's merger differences were released from further taxation via payment of a substitute tax at 27%. The substitute tax has been classified to "Current income taxes" with a matching balance in "Due to tax authorities". In accordance with the accruals concept, some 3,109 thousand euro of this tax has been recorded as a prepayment because the cost of freeing up merger differences from tax is related to the benefit deriving from future savings generated by tax-deductible amortization charges. Given the various periods of amortization of the assets involved and taking account of the prudence principle, the amortization period was set at 10 years.

Comments on the principal liability and equity items

Shareholders' equity

- **Share capital**

The share capital of Benetton Group S.p.A. as of June 30, 2003 amounts to 236,026,454.30 euro consisting of 181,558,811 shares of par value 1.30 euro each. The 1980 spin-off reserve and part of the monetary revaluation reserves were capitalized by Benetton Group S.p.A. in prior years by the issue of stock dividends.

- **Additional paid-in capital**

This balance is unchanged with respect to the prior year

- **Revaluation reserves**

The item exclusively reflects the residual amounts of revaluation reserves established in accordance with the provisions of Law no. 72 of March 19, 1983 and Law no. 413 of December 30, 1991 and the monetary revaluation of tangible fixed assets by a Spanish subsidiary (Royal Decree no. 2607/96).

- **Legal reserve**

This balance is unchanged with respect to the prior year.

- **Other reserves**

As of June 30, 2003, this item amounts to 719,912 thousand euro (803,536 thousand euro as of December 31, 2002), and includes:
- 42,840 thousand euro relating to other reserves of the Parent Company (109,210 thousand euro as of December 31, 2002);
- (10,835) thousand euro relating to the cumulative translation adjustment generated by translating the foreign-currency financial statements of companies consolidated on a line-by-line basis;
- 687,907 thousand euro representing the additional equity of consolidated companies with respect to their carrying value, together with other consolidation entries.

The first of the schedules which follow reconciles the Shareholders' equity and net income of Benetton Group S.p.A. with the corresponding consolidated amounts; the second lists the equity in consolidated subsidiaries attributable to minority Shareholders.

Reconciliation of the Shareholders' equity and net income of Benetton Group S.p.A. with the corresponding consolidated amounts:

	06.30.2003	
(thousands of euro)	Shareholders' equity	Net income
Per Benetton Group S.p.A. financial statements	499,292	113,446
Net income and Shareholders' equity of consolidated subsidiaries, net of their carrying value	585,331	18,669
Reversal of writedown of equity investments	-	29,101
Elimination of dividends paid by consolidated subsidiaries	-	(114,140)
Reversal of merger differences and related amortization in Benetton Group S.p.A.	(19,084)	1,122
Allocation to fixed assets of the difference between the purchase price and the equity of new subsidiaries at the time they were acquired and related depreciation	33,463	2,888
Reversal of accelerated depreciation considering the useful lives of fixed assets and of intercompany gains on disposal of tangible fixed assets, net of the related tax effect	22,967	(596)
Application of finance lease accounting, taking account of the related tax effect	6,370	(57)
Elimination of intercompany profits included in the inventory of consolidated subsidiaries, net of the related tax effect	(11,118)	898
Net effect of other consolidation entries	77	(843)
Per Group's consolidated financial statements	1,117,298	50,488

- **Minority interests**

As of June 30, 2003 and December 31, 2002, minority interests in consolidated subsidiaries were as follows:

(%)	06.30.2003	12.31.2002
Italian subsidiaries:		
- Olimpias group	15	15
- I.M.I. Italian Marketing International S.r.l.	50	50
Foreign subsidiaries:		
- New Ben GmbH	49	49
- DCM Benetton India Ltd.	50	50
- Benetton Korea Inc.	50	50

Reserves for risks and charges

- **Taxation reserve**

As of June 30, 2003, the reserve for fiscal risks amounts to 38 thousand euro (8,085 thousand euro as of December 31, 2002. It has decreased by 8,087 thousand euro to cover part of the cost of the tax amnesty governed by Law 289 of December 27, 2002, and subsequent amendments.

• **Other reserves**

(thousands of euro)	06.30.2003	12.31.2002
Reserve for contingencies	11,748	13,909
Agents' leaving indemnity reserve	10,356	9,192
Reserve for other provisions	21,119	25,681
Total	43,223	48,782

The reserve for contingencies covers various kinds of risk, the amount or timing of which is not known at the close of the year, but which may result in liabilities in future years; it mainly refers to liabilities for other minor disputes and possible costs to hedge guarantees and returns; decreased during the period by 4,485 thousand euro and increased by 3,356 thousand euro. The new provisions mainly relate to contingencies associated with disputes that arose during the period.

The agents' leaving indemnity reserve prudently reflects contingencies associated with the interruption of agency contracts in circumstances allowed by Italian law. During the period, this reserve was debited with 490 thousand euro in respect of utilizations and credited with an additional 1,654 thousand euro in provisions.

The reserve for other provisions covers the costs estimated by the Group to implement the restructuring and reorganization program associated with the disposal of the sports businesses and was used during the first six months of 2003 to cover charges totaling 11,261 thousand euro. The provision for the period, 6,419 thousand euro, mainly relates to the expected cost of rationalizing the commercial network.

Reserve for employee termination indemnities

Movements in the reserve during the period were as follows:

(thousands of euro)	
Balance as of January 1, 2003	53,430
Provision for the period	4,570
Indemnities paid during the period	(7,697)
Other movements	(45)
Balance as of June 30, 2003	50,258

Accounts payable

The content and significant changes in this account group during the period are discussed below.

• **Bonds**

In July 2002, Benetton Group S.p.A. issued a 300,000 thousand euro bond, repayable on July 26, 2005, bearing floating-rate interest, which was 3.052% at period end. The bonds are listed on the Luxembourg Bourse.

- **Due to banks**

(thousands of euro)	06.30.2003	12.31.2002
Current account overdrafts	8,662	9,589
Advances on receivables and other short-term loans	21,475	22,733
Long-term loans:		
- due within 12 months	52,583	55,305
- due beyond 12 months	502,510	503,401
Total	585,230	591,028

Amounts due to banks include 3,722 thousand euro secured by mortgages on tangible fixed assets. Medium and long-term loans due beyond 12 months include 500,000 thousand euro relating to a syndicated loan taken out in 2000, maturing in seven years.

Long-term loans from banks outstanding as of June 30, 2003 and December 31, 2002 are as follows:

(thousands of euro)	06.30.2003	12.31.2002
Syndicated loan of 500 million euro with a 7-years maturity, granted by a pool of banks and made up of a revolving credit line for the first two years at an annual interest rate of 2.697% at the balance-sheet date and a loan for the subsequent 5 years repayable on maturity	500,000	500,000
Syndicated loan of 50 million euro matured on April 20, 2003 granted by Sanpaolo IMI and made up of a revolving credit line at an annual interest rate of 2.772% at the balance-sheet date	50,000	50,000
Loan from Efibanca (Ente Finanziario Interbancario S.p.A.) at a floating interest rate of 3.255% at balance-sheet date repayable in half-yearly instalments in arrears through 2003, secured by mortgages on real estate	-	1,291
Loans from Efibanca (Ente Finanziario Interbancario S.p.A.) at an annual interest rate of 2.78% repayable through 2005	888	1,065
Loans from Istituto Mobiliare Italiano, at an annual interest rate of 3.25%, repayable through 2004, secured by mortgages on real estate	1,859	3,202
Loan granted by Medio Credito del Friuli repayable in half-yearly instalments through January 1, 2007 at an annual interest rate of 2.5% secured by mortgages on real estate	1,836	2,053
Loan from CARI (Gorizia) dated April 20, 2001 repayable in 2005 at an annual interest rate of 4%	483	907
Other foreign currency loans obtained by foreign consolidated companies, secured by mortgages on real estate	27	187
Total long-term loans	555,093	558,705
less – Current portion	(52,583)	(55,304)
Long-term loans, net of current portion	502,510	503,401

The non-current portion of these loans as of June 30, 2003 falls due as follows:

(thousands of euro)	06.30.2003
From 1 to 5 years	502,483
Beyond 5 years	27
Total	502,510

- **Due to other financial companies**

(thousands of euro)	06.30.2003	12.31.2002
Other short-term loans	808	942
Long-term loans:		
- due within 12 months	234	413
- due beyond 12 months	591	591
Due to leasing companies:		
- due within 12 months	4,704	4,608
- due beyond 12 months	22,907	25,274
Total	29,244	31,828

The non-current portion of these loans as of June 30, 2003 falls due as follows:

(thousands of euro)	06.30.2003
From 1 to 5 years	301
Beyond 5 years	290
Total	591

The non-current portion of amounts due to leasing companies as of June 30, 2003 falls due as follows:

(thousands of euro)	06.30.2003
From 1 to 5 years	19,712
Beyond 5 years	3,195
Total	22,907

- **Due to tax authorities**

(thousands of euro)	06.30.2003	12.31.2002
Income taxes payable:		
- Italian companies	(5,190)	3,628
- Foreign companies	10,376	8,620
Total income taxes payable	5,186	12,248
VAT payable	19,524	9,391
Other amounts due to tax authorities	23,025	8,600
Total	47,735	30,239

Income taxes payable are stated net of taxes paid in advance and all tax credits and withholdings.

"Other amounts due to tax authorities" mainly comprise the substitute tax and amounts withheld at source.

- **Due to social security and welfare institutions**

This balance totals 5,324 thousand euro (9,250 thousand euro as of December 31, 2002) and reflects both the Group and employees contributions payable to these institutions at period-end.

- **Other payables**

Other payables, totaling 56,616 thousand euro, include 27,598 thousand euro due to employees (18,603 thousand euro as of December 31, 2002), other non-trading payables of 11,453 thousand euro (10,071 thousand euro as of December 31, 2002), other amounts due for the purchase of fixed assets, 16,819 thousand euro (13,696 thousand euro as of December 31, 2002) and 746 thousand euro (3,336 thousand euro as of December 31, 2002) of differentials on forward transactions.

There are no "Other payables" due beyond five years.

Accrued expenses and deferred income

(thousands of euro)	06.30.2003	12.31.2002
Accrued expenses:		
- financial charges	22,344	17,319
- other charges	6,881	7,786
Total accrued expenses	29,225	25,105
Deferred income:		
- financial income	136	175
- other income	4,250	3,780
Total deferred income	4,386	3,955
Total	33,611	29,060

44 THE BENETTON GROUP

DIRECTORS' REPORT

CONSOLIDATED FINANCIAL STATEMENTS

EXPLANATORY NOTES

SUPPLEMENTARY STATEMENTS

INDEPENDENT AUDITROS' REPORT

Memorandum accounts

These mainly include currency to be sold or purchased forward. This is the euro equivalent at the forward exchange rate of commitments deriving from contracts signed during the period for various hedging transactions. For the most part, the item reflects transactions opened to hedge receivables, firm orders and future sales. Those covering future sales were subsequently partially renegotiated by carrying out reverse transactions. Other transactions were entered into to hedge the exchange risk on capital invested in some Group companies.

As of June 30, 2003, there were outstanding "interest rate swaps" for a notional value of 507,282 thousand euro and "forward rate agreements" for a notional value of 10,000 thousand euro.

"Guarantees given" mainly relate to a guarantee of 2,786 thousand euro given to third parties in relation to the purchase of equipment for a store in Foggia.

"Sales commitments" relate to a pre-sale contract and an option to sell a business consisting of 4 trading companies based in Italy.

Purchase commitments refer to three preliminary agreements for the purchase of businesses located in three Italian cities.

Comments on the principal statement of income items

Value of production

• **Revenues from sales and services**

(thousands of euro)	1st half 2003	1st half 2002
Sales of core products	933,668	966,702
Miscellaneous sales	18,840	16,280
Royalty income	6,801	8,519
Miscellaneous revenues	9,882	10,215
Total	969,191	1,001,716

Sales of core products are stated net of unconditional discounts.
Miscellaneous revenues mainly reflect services provided to third parties.

• Revenues by geographic area and business category

(thousands of euro)	Euro area	%	The Americas	%	Asia	%	Other areas	%	Total
Casual wear	584.3	83.9	37.4	50.5	66.7	84.3	94.4	79.0	782.8
Sportswear and equipment	59.8	8.6	36.2	48.9	10.3	13.0	13.3	11.1	119.6
Manufacturing and others	52.5	7.5	0.4	0.6	2.1	2.7	11.8	9.9	66.8
Total revenues 1st half 2003	696.6	100.0	74.0	100.0	79.1	100.0	119.5	100.0	969.2
Total revenues 1st half 2002	702.1	-	95.1	-	80.9	-	123.6	-	1,001.7

Revenues from the Group's various areas and sectors of business were down by 3.2%. This trend has already been analyzed in the Directors' report.

• Net sales of core products, by product category

(thousands of euro)	1st half 2003	1st half 2002
Casual wear, accessories and casual footwear	764,548	778,413
Sportswear	19,337	25,217
In-line skates and skateboards	57,673	53,927
Racquets	21,088	37,555
Ski boots	5,046	2,170
Sports footwear	4,506	8,793
Skis and snowboards	1,453	2,061
Fabrics and yarns	60,017	58,429
Other sales	-	137
Total	933,668	966,702

As for the trend in sales by product category, please refer to the breakdown provided in the Directors' report

Net sales of core products, by brand

(thousands of euro)	1st half 2003	1st half 2002
United Colors of Benetton	609,147	624,341
Sisley	155,454	149,649
Nordica	6,551	3,799
Rollerblade	57,154	52,411
Prince	26,722	46,151
Killer Loop	7,421	12,834
Playlife	11,202	14,429
Others	60,017	63,088
Total	933,668	966,702

The item "United Colors of Benetton" includes the amount of 4,393 thousand euro relating to the new label "The Hip Site". In the first half of 2002, this brand was included in the item "Others".

• **Other revenues and income**

(thousands of euro)	1st half 2003	1st half 2002
Reimbursements and compensation payments	2,087	1,636
Rentals	21,066	12,450
Gains on disposals of fixed assets	1,800	3,224
Other operating income	2,058	1,638
Total	27,011	18,948

The item "Rentals " mainly refers to income from premises to be used for the sale of Benetton-label products.

Production costs

• **Raw materials, other materials, consumables and goods for resale**

(thousands of euro)	1st half 2003	1st half 2002
Raw materials, semi-manufactured and finished goods	252,746	275,420
Other materials	1,263	3,446
Sundry purchases advertising and promotion	569	852
Other purchases	7,183	8,751
(Discounts and rebates)	(13)	(49)
Total	261,748	288,420

47 THE BENETTON GROUP

DIRECTORS' REPORT

CONSOLIDATED FINANCIAL STATEMENTS

EXPLANATORY NOTES

SUPPLEMENTARY STATEMENTS

INDEPENDENT AUDITROS' REPORT

- **External services**

(thousands of euro)	1st half 2003	1st half 2002
Subcontract work	191,326	212,428
Distribution and transport	14,942	14,471
Sales commission	42,907	46,948
Advertising and promotion	37,282	40,639
Other services	51,472	55,092
Emoluments to directors and statutory auditors	3,079	3,891
Total	341,008	373,469

Other services include power costs, 13,062 thousand euro, maintenance costs, 6,183 thousand euro, consultancy and other fees, 24,649 thousand euro, insurance premiums 2,433 thousand euro and personnel travel expenses, 5,145 thousand euro.

- **Leases and rentals**

Leases and rentals, 43,321 thousand euro, mainly relate to rentals paid of 39,412 thousand euro.

- **Payroll and related costs**

These costs are already analyzed in the statements of income. Personnel are analyzed below, by category:

	06.30.2003	12.31.2002	Average of the period
Managers	110	119	115
White collars	3,265	3,579	3,422
Workers	2,847	2,941	2,894
Part-time	611	645	628
Total	6,833	7,284	7,059

- **Amortization, depreciation and writedowns**

- Amortization of intangible fixed assets

(thousands of euro)	1st half 2003	1st half 2002
Amortization of start-up and expansion expenses	1,677	1,985
Amortization of industrial patents and intellectual property rights	508	555
Amortization of licenses, trademarks and similar rights	2,439	11,787
Amortization of goodwill and consolidation difference	5,210	7,965
Amortization of costs for the purchase and development of software	3,394	2,665
Amortization of other charges	7,829	7,519
Total	21,057	32,476

The decrease in "Amortization" was mainly due to the disposal of the sports equipment business, which particularly involved the trademarks and goodwill captions.

- Depreciation of tangible fixed assets

(thousands of euro)	1st half 2003	1st half 2002
Depreciation of real estate	8,518	7,568
Depreciation of plant and machinery	11,845	13,251
Depreciation of equipment	535	3,609
Depreciation of other assets	9,670	9,833
Depreciation of assets acquired under finance leases	239	139
Total	30,807	34,400

The change in depreciation principally relates to the effect of selling the sports equipment business, particularly in relation to equipment, plant and machinery.

- Other writedowns of fixed assets. This item, at 11,312 thousand euro, mainly includes the adjustment to current market value of certain intangible fixed assets.

- Writedowns of current accounts receivable and of liquid funds. This item, amounting to 13,550 thousand euro, concerns the provision for doubtful accounts that was made for prudence sake; for more information see the note on current accounts receivable.

- **Provisions to risk reserves**
During the period, 3,356 thousand euro was allocated to the reserve for contingencies and 1,654 thousand euro to the agents' leaving indemnity reserve. For further details, refer to "Reserves for risks and charges" in the comments on liabilities.

- **Other provisions**
"Other provisions" were discussed earlier in relation to the balance sheet provisions.

- **Other operating costs**

(thousands of euro)	1st half 2003	1st half 2002
Indirect taxation	3,390	3,413
Losses on disposal of fixed assets	536	2,108
Losses on receivables	1,043	920
Other general expenses	7,550	10,470
Total	12,519	16,911

Other general expenses include charges, for an amount of 5,412 thousand euro, incurred by the sport sector during the first half of the year for returns and discounts relating to sales made in the prior year.

Financial income and expenses

- **Income from equity investments**

This balance, 4,013 thousand euro, includes 3,647 thousand euro of tax credit on dividends distributed by consolidated subsidiaries, for the portion not offset against taxes for the period.

- **Other financial income**

(thousands of euro)	1st half 2003	1st half 2002
From receivables held as financial fixed assets	1,206	250
From securities held as financial fixed assets not representing equity investments	-	1,240
From securities included among current assets not representing equity investments	519	1,346
Financial income other than the above:		
- interest income from subsidiary companies	42	84
- interest income from trade and other receivables	198	155
- interest income from banks	1,133	581
- miscellaneous financial income and income from derivatives	13,361	11,563
- exchange gains and income from currency management	98,082	55,598
Total other than the above	112,816	67,981
Total	114,541	70,817

"Miscellaneous financial income and income from derivatives" includes:

- positive differentials on "interest rate swaps" and "forward rate agreements" for approximately 7,360 thousand euro (7,017 thousand euro in the first half of 2002);

- income from "currency swaps" and "forward contracts" for approximately 6,001 thousand euro (4,526 thousand euro in the first half of 2002).

- **Interest and other financial expenses**

(thousands of euro)	1st half 2003	1st half 2002
Interest expenses on bonds	5,033	4,526
Interest expenses on bank current accounts	185	306
Interest expenses on import/export advances	-	31
Interest expenses on advances against receivables	591	327
Interest expenses on short-term loans	159	3,335
Interest expenses on long-term bank loans	8,494	10,138
Interest expenses on loans from other financial companies	564	690
Miscellaneous financial expenses and expenses on derivatives	21,066	17,564
Exchange losses and charges from currency management	88,096	55,221
Total	124,188	92,138

Miscellaneous financial expenses and expenses from derivatives mainly includes:

- negative differentials on "interest rate swaps" and "forward rate agreements", 13,142 thousand euro (10,722 thousand euro in the first half of 2002);

- charges on "currency swaps" and "forward contracts", 4,329 thousand euro (2,719 thousand euro in the first half of 2002);

- discounts allowed on the early settlement of trade receivables, 2,680 thousand euro (2,706 thousand euro in the first half of 2002);

- bank charges and commissions of 671 thousand euro (939 thousand euro in the first half of 2002).

Extraordinary income and expenses

- **Extraordinary income**

(thousands of euro)	1st half 2003	1st half 2002
Gains on disposal of fixed assets	-	11
Other income:		
- out-of-period income	2,403	1,869
- other extraordinary income	2,378	1,716
Total	4,781	3,596

Out-of-period income mainly reflects returns on purchases, the reversal of commissions provided in prior years but not paid to agents because the related receivables are no longer collectible, the removal of accounts payable, and other income relating to prior years.

- **Extraordinary expenses**

(thousands of euro)	1st half 2003	1st half 2002
Losses on disposal of fixed assets	907	1,176
Taxes relating to prior years	11,137	1,017
Other expenses	5,954	6,851
Total	17,998	9,044

"Taxes relating to prior years" include the cost of accepting the tax amnesty governed by Law 289 of December 27, 2002 and subsequent amendments.

The item "Other expenses" mainly includes 1,866 thousand euro of personnel re-organization charges, 827 thousand euro of reimbursements and compensation payments, and 1,746 thousand euro of out-of-period expenses.

- **Income taxes**

The tax liability for the period amounts to 44,281 thousand euro, of which 38,058 thousand euro relates to Italian companies.

The incidence of income taxes has been affected, in particular, by the non-deductible charges associated with the tax amnesty.

Appendices

These appendices present information not contained in the notes to the consolidated financial statements; they form an integral part of such notes and comprise:

- Consolidated balance sheet reclassified according to financial criteria;
- Consolidated statements of income reclassified to cost of sales;
- Companies and groups included within the consolidation area as of June 30, 2003.

Balance sheets reclassified according to financial criteria

(thousands of euro)

Assets	06.30.2003	12.31.2002	06.30.2002
Current assets			
Cash and banks	227,620	190,728	149,108
Marketable securities	26,996	26,291	37,009
Differentials on forward transactions	5,755	8,740	12,977
Financial receivables	49,968	71,213	11,150
	310,339	296,972	210,244
Accounts receivable			
Trade receivables	901,744	866,803	934,890
Other receivables	171,470	125,012	85,273
less - Allowance for doubtful accounts	(75,437)	(72,474)	(66,865)
	997,777	919,341	953,298
Assets due to be sold	9,315	113,886	-
Inventories	257,544	284,425	334,544
Accrued income and prepaid expenses	26,629	22,009	40,090
	293,488	420,320	374,634
Total current assets	1,601,604	1,636,633	1,538,176
Investments and other non-current assets			
Equity investments	16,965	2,095	2,105
Securities held as fixed assets	10	10	70,174
Guarantee deposits	14,842	16,233	11,927
Financial receivables	33,793	16,497	6,815
Other non-current receivables	8,561	10,740	10,646
Total investments and other non-current assets	74,171	45,575	101,667
Tangible fixed assets			
Real estate	623,954	594,941	591,681
Plant, machinery and equipment	338,216	352,907	382,210
Office furniture, furnishings and electronic equipment	94,159	104,105	96,693
Vehicles and aircraft	36,487	37,605	38,091
Construction in progress and advances for tangible fixed assets	14,931	17,033	13,220
Finance leases	14,347	15,057	15,177
less - Accumulated depreciation	(403,691)	(415,708)	(425,095)
Total tangible fixed assets	718,403	705,940	711,977
Intangible fixed assets			
Licenses, trademarks and industrial patents	27,365	28,897	192,268
Deferred charges	212,023	226,099	250,795
Total intangible fixed assets	239,388	254,996	443,063
TOTAL ASSETS	2,633,566	2,643,144	2,794,883

Liabilities and Shareholders' equity	06.30.2003	12.31.2002	06.30.2002
Current liabilities			
Bank loans	30,137	32,322	130,222
Short-term loans	1,568	4,668	5,527
Current portion of bonds	-	-	258,228
Current portion of long-term loans	52,817	55,718	7,322
Current portion of lease financing	4,703	4,608	4,482
Accounts payable	350,318	339,804	381,606
Other payables, accrued expenses and deferred income	129,278	96,643	109,893
Reserve for income taxes	5,186	12,248	13,012
Total current liabilities	574,007	546,011	910,292
Long-term liabilities			
Bonds	300,000	300,000	-
Long-term loans, net of current portion	503,101	503,992	555,930
Other long-term liabilities	8,302	2,217	632
Lease financing	22,906	25,274	27,615
Reserve for employee termination indemnities	50,258	53,430	52,495
Other reserves	43,261	56,867	19,189
Total long-term liabilities	927,828	941,780	655,861
Minority interests in consolidated subsidiaries	**14,433**	**14,780**	**13,375**
Shareholders' equity			
Share capital	236,026	236,026	236,026
Additional paid-in capital	56,574	56,574	56,574
Surplus from monetary revaluation of assets	22,058	22,058	22,058
Other reserves and retained earnings	762,987	836,393	836,393
Translation differences	(10,835)	(617)	4,615
Net income/(loss) for the period	50,488	(9,861)	59,689
Total Shareholders' equity	1,117,298	1,140,573	1,215,355
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	2,633,566	2,643,144	2,794,883

**Statements
of income reclassified
to cost of sales**
(thousands of euro)

	1st half 2003	1st half 2002	Year 2002
Revenues	969,191	1,001,716	1,991,823
Cost of sales			
Material and net change in inventories	277,408	281,436	595,686
Payroll and related costs	49,172	52,403	101,045
Subcontract work	191,880	174,097	350,840
Industrial depreciation	12,631	17,702	33,053
Other manufacturing costs	22,845	23,005	43,817
	553,936	548,643	1,124,441
Gross operating income	415,255	453,073	867,382
Selling, general and administrative expenses			
Payroll and related cost	63,455	74,984	142,126
Distribution and transport	15,088	14,617	31,544
Sales commissions	42,911	46,972	92,112
Advertising and promotion	42,927	56,427	101,926
Depreciation and amortization	39,036	49,174	99,812
Other expenses	82,187	76,089	157,215
	285,604	318,263	624,735
Income from operations	129,651	134,810	242,647
Other income/(expenses)			
Foreign currency gain/(loss), net	9,986	376	8,607
Interest income	16,359	15,227	32,807
Interest expenses	(33,500)	(34,586)	(73,241)
Other income /(expenses), net	(27,096)	(8,025)	(161,829)
	(34,251)	(27,008)	(193,656)
Income before taxes and minority interests	95,400	107,802	48,991
Income taxes	44,281	47,645	57,243
Income/(Loss) before minority interests	51,119	60,157	(8,252)
Minority interests gain	(631)	(468)	(1,609)
Net income/(loss)	50,488	59,689	(9,861)

57 THE BENETTON GROUP

DIRECTORS' REPORT

CONSOLIDATED FINANCIAL STATEMENTS

EXPLANATORY NOTES

SUPPLEMENTARY STATEMENTS

INDEPENDENT AUDITROS' REPORT

Companies and groups included within the consolidation area as of June 30, 2003

Name of the company	Location	Currency	Share capital	Group interest
Companies and groups consolidated on a line-by-line basis:				
Parent Company				
Benetton Group S.p.A.	Ponzano Veneto (Tv)	Euro	236,026,454.30	
Italian subsidiaries				
Benfin S.p.A.	Ponzano Veneto (Tv)	Euro	47,988,000	100.000%
_ Olimpias group	Ponzano Veneto (Tv)	Euro	10,000,000	85.000%
_ Benair S.p.A.	Ponzano Veneto (Tv)	Euro	1,548,000	100.000%
Gescom S.r.l.	Ponzano Veneto (Tv)	Euro	40,800,000	100.000%
_ I.M.I. Italian Marketing International S.r.l.	Ponzano Veneto (Tv)	Euro	90,000	50.000%
Società Investimenti e Gestioni Immobiliari (S.I.G.I.) S.r.l.	Ponzano Veneto (Tv)	Euro	36,150,000	100.000%
_ Buenos Aires 2000 S.r.l.	Ponzano Veneto (Tv)	Euro	10,516,456	100.000%
Fabrica S.p.A.	Ponzano Veneto (Tv)	Euro	4,128,000	100.000%
_ Colors Magazine S.r.l.	Ponzano Veneto (Tv)	Euro	1,549,370.69	100.000%
Benlog S.p.A.	Ponzano Veneto (Tv)	Euro	14,248,000	100.000%
Benetton Gesfin S.p.A.	Ponzano Veneto (Tv)	Euro	41,600,000	100.000%
Benetton Retail Italia S.r.l.	Ponzano Veneto (Tv)	Euro	5,100,000	100.000%
United Web S.p.A.	Ponzano Veneto (Tv)	Euro	10,320,000	100.000%
Foreign subsidiaries				
Benetton USA Corp.	Wilmington	Usd	63,654,000	100.000%
Benetton Retail International S.A.	Luxembourg	Euro	10,000,000	100.000%
_ Benetton Retail Belgique S.A.	Bruxelles	Euro	9,500,000	100.000%
_ Benetton Retail Austria Handels GmbH	Wien	Euro	2,500,000	100.000%
_ Benetton Retail Deutschland GmbH	München	Euro	2,000,000	100.000%
_ New Ben GmbH	Frankfurt	Euro	1,000,000	51.000%
_ Benetton Retail (1988) Ltd.	London	Gbp	49,800,000	100.000%
_ Benetton Retail Ungheria Kft.	Budapest	Huf	50,000,000	100.000%
_ Benetton Retail (Hong Kong) Ltd.	Hong Kong	Hkd	31,400,000	100.000%
_ Benetton Retail Spain S.L.	Castellbisbal	Euro	10,180,300	100.000%
_ Benetton 2 Retail Comércio de Produtos Têxteis S.A.	Maia	Euro	500,000	100.000%
_ Benetton Retail France S.A.S.	Paris	Euro	12,213,336	100.000%
_ Novanantes S.A.S.	Nantes	Euro	116,205	100.000%
_ Veuve Auguste Dewas et C. S.A.	Lille	Euro	38,142	100.000%
Benetton Sportsystem GmbH	München	Euro	2,812,200	100.000%
Benetton International N.V. S.A.	Amsterdam	Euro	92,759,000	100.000%
_ Benetton Japan Co., Ltd.	Tokyo	Jpy	400,000,000	100.000%
_ Benetton Retailing Japan Co. Ltd.	Tokyo	Jpy	160,000,000	100.000%
_ Benetton Korea Inc.	Seoul	Krw	2,500,000,000	50.000%

Name of the company	Location	Currency	Share capital	Group interest
_ Benetton Manufacturing Holding N.V.	Amsterdam	Euro	225,000	100.000%
_ Benetton Croatia d.o.o.	Osijek	Euro	258,933	100.000%
_ Benetton Slovakia s.r.o.	Dolny Kubin	Svk	135,000,000	100.000%
_ Benetton Sportsystem Taiwan Ltd.	Taichung	Twd	10,000,000	100.000%
_ Benetton Manufacturing Tunisia S.à.r.l.	Sahline	Tnd	350,000	100.000%
_ Benetton Argentina S.A.	Buenos Aires	Arp	500,000	100.000%
_ DCM Benetton India Ltd.	New Delhi	Inr	110,000,000	50.000%
_ Benetton (Far East) Ltd.	Hong Kong	Hkd	51,000,000	100.000%
_ United Colors of Benetton do Brasil Ltda.	Curitiba	Usd	41,400,000	100.000%
_ Benetton Sportsystem Austria GmbH	Salzburg	Euro	3,270,277.54	100.000%
_ Benetton Sportsystem USA Inc.	Bordentown	Usd	379,148,000	100.000%
_ Benetton Finance S.A.	Luxembourg	Euro	181,905,390	100.000%
_ Lairb Property Ltd.	Dublin	Euro	260,000	100.000%
_ Benetton Società di Servizi S.A.	Lugano	Chf	80,000,000	100.000%
_ Benetton Textil Spain S.L.	Castellbisbal	Euro	150,250	100.000%
_ Benetton Textil - Confeccao de Texteis S.A.	Maia	Euro	100,000	100.000%
_ United Colors Communication S.A.	Lugano	Chf	1,000,000	100.000%
_ Benetton Tunisia S.à r.l.	Sahline	Euro	258,228	100.000%
_ Benetton Trading S.à r.l.	Sahline	Euro	15,836	100.000%
_ Benetton Ungheria Kft.	Nagykallo	Euro	89,190	100.000%
Benetton International Property N.V. S.A.	Amsterdam	Euro	17,608,000	100.000%
_ Benetton Real Estate International S.A.	Luxembourg	Euro	116,600,000	100.000%
_ Benetton France Trading S.à r.l.	Paris	Euro	99,495,711.60	100.000%
_ Benetton Realty France S.A.	Paris	Euro	94,900,125	100.000%
_Benetton Realty Spain S.L.	Castellbisbal	Euro	15,270,450	100.000%
_ Benetton Realty Portugal Imobiliaria S.A.	Maia	Euro	100,000	100.000%
Investments in subsidiaries and associated companies carried at cost				
_ Consorzio Generazione Forme - Co.Ge.F.	S. Mauro Torinese (To)	Euro	15,492	33.333%
_ Benetton Australia Pty. Ltd.	Sydney	Aud	1,000	100.000%
_ L'Apollinaire S.n.c.	Paris	Euro	38,112.50	100.000%

60 THE BENETTON GROUP

DIRECTORS' REPORT

CONSOLIDATED FINANCIAL STATEMENTS

EXPLANATORY NOTES

SUPPLEMENTARY STATEMENTS

INDEPENDENT AUDITROS' REPORT

Auditors' review report on the interim financial information for the six months ended June 30, 2003

To the Shareholders of Benetton Group S.p.A.

We have reviewed the accompanying interim financial information for the six months ended June 30, 2003 of Benetton Group S.p.A. which consist of the accounting schedules (balance sheet and income statement) and notes, both for the Parent Company only and consolidated. We have also read the other parts of the report containing information on the results of operations with the sole purpose of verifying the consistency thereof with the interim financial information and notes.

Our review was carried out in accordance with the Italian auditing standards recommended by Consob, the Italian Stock Exchange Commission, under Resolution n. 10867 of July 31, 1997. Our review consisted principally of applying analytical procedures to the underlying financial data, assessing whether accounting principles have been consistently applied and making enquiries of management responsible for financial and accounting matters. The review excluded some audit procedures such as tests of controls and verification of assets and liabilities and was therefore substantially less in scope than an audit performed in accordance with Italian auditing standards. Accordingly, unlike our reports on the financial statements, both statutory and consolidated, as of December 31, 2002, we do not express an audit opinion on the interim financial information.

As far as comparable data for the Parent Company only and consolidated financial statements for the year ended December 31, 2002 is concerned, reference should be made to our reports issued on April 1, 2003. For the prior year interim financial information reference is made to our review report issued on September 13, 2002.

Based on our review, we are not aware of any material modifications that should be made to the interim financial information mentioned in the first paragraph above in order for it to be in conformity with the criteria provided by Consob regulations for the preparation of the interim financial information for the six months, approved with Resolution n. 11971 of May 14, 1999 and subsequent modifications and integrations.

DELOITTE & TOUCHE S.p.A.

Andrea Ruggeri   Fausto Zanon
Partner   Partner

Treviso, Italy
September 11, 2003

The six-month report has been translated into English from the original version in Italian. It has been prepared in accordance with the Consob regulation related to interim reports, interpreted and integrated by the accounting principles established or adopted by the Italian Accounting Profession. Certain accounting practices applied by the Company that conform with generally accepted accounting principles in Italy, may not conform with generally accepted accounting principles in other countries.

62 THE BENETTON GROUP

DIRECTORS' REPORT

CONSOLIDATED FINANCIAL STATEMENTS

EXPLANATORY NOTES

SUPPLEMENTARY STATEMENTS

INDEPENDENT AUDITROS' REPORT

Corporate information

Headquarters
Benetton Group S.p.A.
Villa Minelli
31050 Ponzano Veneto (Treviso) - Italy
tel. +39 0422 519111

Legal data
Share Capital: euro 236,026,454.30 fully paid-in
R.E.A. (Register of commerce) no. 84146
Tax ID/Treviso company register: 00193320264

Media & communication department
e-mail: press@benetton.it
tel. +39 0422 519036
fax +39 0422 519930

Investor relations
e-mail: investor@benetton.it
tel. +39 0422 519412
fax +39 0422 519740
TV Conference +39 0422 510623/24/25

To obtain a copy of the Half-year Report: www.benetton.com